Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

          The following slides were used in a presentation to associates of The Gillette Company:

P&G            AG Lafley
               Chairman, President
               and Chief Executive

The Gillette Company               P&G

Rationale

o This deal makes sense strategically

Rationale

o This deal makes sense strategically
o We can grow faster together

Rationale

o This deal makes sense strategically
o We can grow faster together
o We can be more productive and offer better consumer value together

Rationale

o This deal makes sense strategically
o We can grow faster together
o We can be more productive and offer better consumer value together
o We can collaborate and innovate better and faster together

Rationale

o This deal makes sense strategically
o We can grow faster together
o We can be more productive and offer better consumer value together
o We can collaborate and innovate better and faster together
o We can create greater scale together

Local Impact

Local Impact

o We will do what's right for:

Local Impact

o We will do what's right for:
  - Consumers and customers

Local Impact

o We will do what's right for:
  - Consumers and customers
  - Shareholders

Local Impact

o We will do what's right for:
  - Consumers and customers
  - Shareholders
  - Employees over the long term

Local Impact

o We will do what's right for:
  - Consumers and customers
  - Shareholders
  - Employees over the long term

o We will maintain a presence in Boston

Local Impact

o We will do what's right for:
  - Consumers and customers
  - Shareholders
  - Employees over the long term

o We will maintain a presence in Boston

o We will sustain commitment to community service

Integration Principles

Integration Principles

o We will field the best team

Integration Principles

o We will field the best team
o We will communicate openly

Integration Principles

o We will field the best team
o We will communicate openly
o We will treat every employee with respect

Gillette and P&G

Gillette and P&G

o Both improving lives

Gillette and P&G

o Both improving lives
o Both brand-builders

Gillette and P&G

o Both improving lives
o Both brand-builders
o Both innovators

Gillette and P&G

o Both improving lives
o Both brand-builders
o Both innovators
o Both strong retail partners

Gillette and P&G

o Both improving lives
o Both brand-builders
o Both innovators
o Both strong retail partners
o Both industry supply chain leaders

Gillette and P&G

o Both improving lives
o Both brand-builders
o Both innovators
o Both strong retail partners
o Both industry supply chain leaders
o Both with values

Gillette and P&G

o Both improving lives
o Both brand-builders
o Both innovators
o Both strong retail partners
o Both industry supply chain leaders
o Both with values
o Both known for outstanding people

Gillette and P&G

o Both improving lives
o Both brand-builders
o Both innovators
o Both strong retail partners
o Both industry supply chain leaders
o Both with values
o Both known for outstanding people
o Both world class companies

P&G

168 Years

Why Has P&G Endured?

o Purpose-driven and values-led
o Embracing and leading change
o Power of branding and innovation
o Long term growth

P&G

Improving consumers' everyday lives

Two Moments of Truth

P&G Values

P&G Purpose                                       Gillette Vision

We will provide branded products and              The Gillette Company's Vision is to
services of superior quality and value            build Total Brand Value by innovating to
that improve the lives of the world's             deliver consumer value and customer
consumers.                                        leadership faster, better and more
                                                  completely than our competition.
As a result, consumers will reward us
with leadership sales, profit, and value
creation, allowing our people, our
shareholders, and the communities in
which we live and work to prosper.

P&G Values                                    Gillette Values

                                               ACHIEVEMENT
                                 We are dedicated to the highest
                                 standards of achievement in all areas of
                                 our business. We strive to consistently
                                 exceed the expectations of both external
                                 and internal customers.

                                                INTEGRITY
                                 Mutual respect and ethical behavior are
                                 the basis for our relationships with
                                 colleagues, customers and the community.
                                 Fair practice is the hallmark of the
                                 Company.

                                              COLLABORATION
                                 We work closely together as one global
                                 team to improve the way we do business
                                 every day. We communicate openly and
                                 establish clear accountability for
                                 making decisions, identifying issues and
                                 solutions, and maximizing business
                                 opportunities.

Leading Change

Leading Change

Leading Change

o Brand Management

Leading Change

o Brand Management
o Category Management

Leading Change

o Brand Management
o Category Management
o Customer Business Development

Leading Change

o Brand Management
o Category Management
o Customer Business Development
o Product Supply

Leading Change

o Brand Management
o Category Management
o Customer Business Development
o Product Supply
o Global Business Services

Leading Change

o Brand Management
o Category Management
o Customer Business Development
o Product Supply
o Global Business Services
o Employee Benefits

Leading Change

o Brand Management
o Category Management
o Customer Business Development
o Product Supply
o Global Business Services
o Employee Benefits
o Consumer Marketing

Branding and Innovation

P&G Billion-Dollar Brands

VIDEO
P&G Billion Dollar Brands

P&G Values                                Gillette Values

                                             ACHIEVEMENT
                              We are dedicated to the highest
                              standards of achievement in all areas of
                              our business. We strive to consistently
                              exceed the expectations of both external
                              and internal customers.

                                              INTEGRITY
                              Mutual respect and ethical behavior are
                              the basis for our relationships with
                              colleagues, customers and the community.
                              Fair practice is the hallmark of the
                              Company.

                                            COLLABORATION
                              We work closely together as one global
                              team to improve the way we do business
                              every day. We communicate openly and
                              establish clear accountability for
                              making decisions, identifying issues and
                              solutions, and maximizing business
                              opportunities.

Gillette Founders        P&G Founders

Foundation for Success

o Complementary core strengths

Foundation for Success

o Complementary core strengths
o "Connect and Develop" capability

Foundation for Success

o Complementary core strengths
o "Connect and Develop" capability
o Consumer understanding

Foundation for Success

o Complementary core strengths
o "Connect and Develop" capability
o Consumer understanding
o Customer business development and in-store execution

Greater Scale Advantages

P&G Organization Structure

Global Business Units (GBUs)            Market Development Organizations (MDOs)

Beauty Care
Health, Baby and Family Care
Household

                            Corporate Functions (CF)
                         Global Business Services (GBS)

Global Business Units

Beauty Care

Global Business Units

Beauty Care
Health, Baby and Family Care

Global Business Units

Beauty Care
Health, Baby and Family Care
Household

Global Business Units

o Long-term global strategy
o Consumer understanding
o Brand equity development
o Product innovation/design
o Product sourcing and manufacturing
o New business development

Market Development Organizations (MDOs)

o North America
o Latin America
o Western Europe
o Central and Eastern Europe, Middle East and Africa
o Greater China
o Northeast Asia
o ASEAN, Australasia & India

Global Business Services

o Accounting
o Employee benefits
o Payroll
o Order management
o Product logistics
o Systems operations

Corporate Functions

o Consumer and Market Knowledge
o Customer Business Development
o External Relations
o Finance
o Human Resources
o Information Technology
o Legal
o Marketing
o Product Supply
o Research & Development

P&G Organization Structure

Global Business Units (GBUs)            Market Development Organizations (MDOs)

Beauty Care
Health, Baby and Family Care
Household

                            Corporate Functions (CF)
                         Global Business Services (GBS)

The Gillette Company               P&G

Ravi Chaturvedi
President
Northeast Asia

Shantanu Khosla
Vice President India and
Personal Health Care
ASEAN, Australasia and India

Bill Reina
Global and North America Talent Supply

Carsten Fischer
President Professional Care

Diane Hirakawa
Vice President Research and Development,
Pet Health and Nutrition

The Gillette Company               P&G

VIDEO

P&G Touching Lives...

The Gillette Company               P&G

* * *

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.